2002 ANNUAL REPORT

A Solid Foundation.


BALDOR
GENERATORS
TS25

A Strong Future.

BALDOR
Electric Company

Electric Motors, Drives and Generators

Table of Contents

ON THE COVER

The products featured on the cover of this annual report are representative of Baldor's entire product line, built in our fifteen manufacturing plants. It is significant that we visually display the breadth of our product line, which makes up the foundation of our business, along with the theme "A Solid Foundation. A Strong Future." Baldor offers more than 6,500 different products available from stock for immediate delivery, and the shortest lead time for custom motors in the industry. This offering represents the evolution of a company started in 1920 in St. Louis, Missouri, as a pioneer in the electric motor business, growing to become the leading manufacturer of industrial electric motors in North America today.

A Solid Commitment

Baldor Electric Company designs, manufactures and markets a broad line of energy-efficient electric motors, drives and generators.

Our goal is to supply the very best products available to meet the application challenges of our customers. Whether it is a stock product or a custom designed motor, drive or generator, our goal is to make sure the customer receives the best product available. This has been a solid commitment from Baldor for over eighty-two years and continues to be our primary focus.

Our products are sold through thirty-nine local sales offices and warehouses in North America, while international sales are handled through Baldor affiliates in Europe, Latin America, Asia and Australia. Baldor products are produced in fourteen plants located in the United States, and one plant in Bristol, England.

Strength through Stability

Stability brings strength, which is proven through Baldor's management. Since the Company's inception in 1920, it has had only five CEOs. This has given us a continuity of leadership that has created an intense focus on our core attributes of providing customers excellent products, superior service and the best Value available to the industries we serve.

This annual report features a glimpse of each of our fifteen manufacturing facilities. These plants represent a workforce of 3,600 employees who, day in and day out, make the best industrial motors, drives and generators in the world.

We have a tremendous amount of talent within our company designing and manufacturing great products. During the last two years, many companies have cut back efforts in developing new products, new customers, and improving the skills of their people. We have not done this and feel our strategy creates a solid foundation that provides a strong future.

The Value Formula: As Perceived by the Customer

$$V_p = \frac{Q_p \times S_p}{C \times T}$$

The Value Formula is at the core of everything we do. It illustrates the equal importance of four factors shaping our customers' perception of Value. Over the past year, we continued making improvements in the Quality of our products. We have strived to improve the level of Service provided to our customers, helping make their jobs easier. By improving Quality and Service, reducing the ownership Cost of our products and the Time it takes to deliver products to our customers, our Value (as perceived by the customer) continues to increase. This is reflected by independent customer preference surveys that continue to rank Baldor as the first choice in electric motors.

This formula is taught to every Baldor employee and shared with every Baldor customer. We want each to expect nothing less than our best in everything we do.

Plant Location: Baldor Fort Smith, Fort Smith, Arkansas, U.S.A. Featured Products: Fort Smith produces 1 through 15 Hp AC motors in steel band and cast iron construction. The plant also produces dental lathes, bench and pedestal grinders.





Baldor products set the standard for performance and reliability. A leader in the development of severe duty and explosion proof motors and drives, Baldor products are a common sight in tough and rugged environments because of their extreme reliability.



To Shareholders, Employees, Customers and Friends



Rollie Boreham (right) was Baldor's third CEO in its eighty-two-year history and now serves as the Company's Chairman of the Board. John McFarland was named President in 1996 and CEO in 2000, becoming the fifth Baldor CEO. Continuity in management and experienced leadership have been a hallmark of Baldor's success.

The difficult business conditions that began during the Fall of 2000 continued throughout 2002. Sales for the year were $549.5 million, down 1 percent from the previous year, and profits of nearly $24 million were up 7 percent from the previous year. We are disappointed in these results, but feel we outperformed our peers.

On July 29, 2002, we lost our long-time friend, supporter, and mentor, Fred Ballman. Fred's father was a founder of the Company and Fred started his career at Baldor in 1935. For many years as Chief Engineer, Chief Executive Officer, and Director, Fred supported his desire to see Baldor become a better company. Fred was a wonderful person and we miss him.

We believe the actions taken during a recession determine the magnitude of success following the recession. We have not made short-term decisions over the past two years that will hurt our long-term success. As in past recessions, we've increased our investments in new products, training for employees and customers, our efforts to acquire new customers, and strengthened our balance sheet. We believe we are a stronger company today than we were before the recession began two years ago. For these reasons we are optimistic about 2003 and beyond.

During 2003 we will continue introducing new products at a record pace. Thirty percent of our sales last year were products introduced in the past five years. We will add more new drive products, expand our commercial motor product line, add larger generators, and increase our product line in large motors. Many of these new products are added to our


BALDOR
ADJUSTABLE SPEED DRIVE

standard catalog and are available immediately from stock. We are also increasing our capability to make custom products specific to each customer's application. This is 35 percent of our current business and we expect it to grow to an even larger percentage in the future.

It takes trained and capable people with good tools and equipment to make the highest quality motors, drives and generators. Last year we invested over $2 million in training and education for our employees and customers. We have a generous program for employees seeking to improve their education. During 2002 we had more participants than any year in our history. We strongly believe that continuing education is a good investment of the Company's money and our employees' time.


BALDOR
POW'R GARD
AUTO EMERGENCY GENERATOR
BALDOR

Last year many of our competitors were focused on restructuring their companies and moving manufacturing offshore. While they were distracted, we were focused on securing new customers. As a result we are doing business with over 450 new customers that collectively provided us $32 million in new business last year. At the same time, our sales organization has done a great job of keeping the customers we have, so we believe that we gained market share during 2002 and expect to do the same in 2003.

Our decision to enter the generator business in the Fall of 2000 is proving to be a good one. Our acquisition of Pow'R Gard Generators gave us products up to 200 kilowatts. On February 13, 2003, we announced the acquisition of Energy Dynamics Incorporated, which extends our product line to 2000 kilowatts. With this additional capability, we now have the broadest and most complete line of portable, standby and peak-shaving generators in North America. We're very optimistic about our opportunities in the generator business.

In the future, we believe manufacturing companies will increase their investments in automation. Our new drives products, including a new multi-axis controller and new lower cost linear motors, position us to take advantage of this trend.

The quality of our products, the strength of our strategy, the capability of our employees, and the good reputation we have is a solid foundation. Together these support a strong future for Baldor Electric Company.

Best regards,



Rollie Boreham
Chairman



John McFarland
President & CEO

Making the Right Investments

"The things we do now determine where we go in the future – the fundamentals remain the same." John McFarland, Baldor President and CEO



Plant Location: Baldor Columbus, Columbus, Mississippi, U.S.A. Featured Products: Cast iron motors in the 20 through 300 Hp range, both TEFC and ODP enclosures, premium and standard efficiencies.

History tells us that every recession eventually comes to an end. The recession we have been in for the last two years has lasted longer than most thought it would. It too, however, will end. We are not taking a "wait and see" attitude. We are aggressively investing in ways to increase our market share today.

Investing in People

Investing in our people is simply smart business. During 2002, we introduced an innovative training program which allowed us to focus on our product features and benefits as seen through our customers' eyes. The program was affectionately referred to as "BOOT CAMP."

Boot Camp is an intense four-day training and education program for our sales force. Each day the troops begin at 6:30 a.m. with a rigorous day of activities centered on our line of products. Just for fun, the attire is military-style and our drill instructors really put our people through the paces.

The end result is a better educated sales force who can provide more Value to our customers. Over 200 salespeople completed Boot Camp in 2002 and we are continuing the program in 2003.

While many companies were cutting back investments in training and education, Baldor took the opposite approach, taking advantage of the slowdown in business to strengthen the knowledge of our already experienced sales force.

Unconventional...yes, effective...absolutely!


Training
TOP
100

We were recognized by Training magazine as being one of the top 100 companies in the U.S.A. for employee training and education, confirming that our investments in employee education is the right thing to do.



Investing in Our Customers

Customer education is also very important to Baldor. In the last ten years, we have graduated over 9,000 customers through product education and training programs. We teach them about new products, technologies and processes. We show them who Baldor is, what we're all about, and how we provide more Value than anyone else in the motor, drives and generator business. This has helped us build solid relationships with our customers, leading to long-term customer loyalty.

Investing in Our Plants and Processes

At a time when most companies are eliminating investments in facilities and productivity improvements, Baldor continues to invest when and where it improves our competitive position. Our commitment is to produce the best products for our customers. Customers want superior quality, better service, reduced lead-times and competitive prices.

We maintain safe, clean plants for our employees. We believe investments in our plants should not only improve productivity, but should also provide a safer environment. After all, our employees are one of our competitive advantages, and a safe workplace is a productive workplace.



Plant Location: Baldor Clarksville Motor, Clarksville, Arkansas, U.S.A. Featured Products: The Clarksville Motor plant produces AC and DC subfractional motors and gearmotors, from 1/50 Hp through 1/2 Hp, both right angle and parallel shaft. In addition to motors, they also produce DC tachometers.



With over one million washdown motors sold, Baldor is recognized in the Food and Beverage industry as the market leader in washdown motor products. Available in white, paint-free or stainless steel, Baldor washdown motors are available with the right level of protection for any application.



Plant Location: Baldor Charlotte, Fort Mill, South Carolina, U.S.A. Featured Products: AC motors, 250 through 1500 Hp; DC motors, 10 through 500 Hp; AC and DC tachometers; and line/load reactors.



Plant Location: Baldor Drives Center, Fort Smith, Arkansas, U.S.A. Featured Products: This plant produces solid state soft starters, 1 through 800 Hp; electronic brakes, 1 through 500 Hp; inverter and vector drives 1 through 800 Hp; DC SCR controls 5 through 600 Hp; and custom control panels.

Competitive Advantages

Opening Doors to the Future

Since the company's beginnings in 1920, Baldor has grown to become the leading manufacturer of industrial electric motors in North America. This didn't happen by accident. It was the result of a clear mission, "to be the best (as determined by our customers)." Though the products have changed over the years, the fundamentals have not: know your business, know your customers, and provide the best Value available.


90%
50%
20%
1985
1990
2000

Most Preferred!
Studies conducted by the leading industrial magazines and independent research companies show that Baldor has become and continues to be the "most preferred" industrial electric motor manufacturer in today's competitive marketplace.

Breadth of Product Line

A distinct advantage that Baldor has in the market is the breadth of our product line. No other manufacturer has the variety of stock products that Baldor has. With over 6,500 items available for immediate shipment, Baldor meets customer needs time and time again without delay. In addition to an extremely broad product offering, new products continue to be one of Baldor's competitive advantages. The development of new products is essential to meeting our customers' application needs. As industries change and require new and improved products, Baldor continues to deliver and lead the way.

The Leader in Energy Efficiency

Baldor continues to be the leader in energy efficiency. We began discussing the importance of energy efficiency in the 1920's and continue to do so today. We were the first company to comply 100 percent with the Energy Policy Act of 1997. Our line of Standard-E® and Super-E® motors has put us at the forefront of energy-efficient motor design and manufacturing. Further efficiency gains result when customers use a Baldor adjustable speed drive with our premium efficient motors.

We are also introducing peak-shaving opportunities to customers with our line of generators. By utilizing generators during times of peak demand, customers can further reduce their energy bill. As energy issues continue to challenge industrial users, Baldor will continue to provide energy-saving solutions.



Plant Location: Baldor Ozark, Ozark, Arkansas, U.S.A.
Featured Products: The plant produces steel band and cast iron motors ranging in size from 15 through 125 Hp, both TEFC and ODP motors in standard and premium efficient designs.

The Lifetime Cost
Of An Electric Motor



A motor's purchase price represents just slightly more than 2 percent of its lifetime cost. Electricity accounts for nearly 97 percent.



Inverter/vector duty motors are one of the fastest growing product areas of the industrial motor market. Designed for applications requiring wide speed ranges and high precision, Baldor vector motors and drives operate machinery efficiently and reliably.



Leading by Design

Quickfield Software creates a "map" of electrical current characteristics and thermal imaging for new product designs. It is also used to identify improvements in performance of existing products.



Excellence in engineering has always been at the core of our success. To compete in an applied products industry, excellence in design is critical.

Baldor's electrical and mechanical design teams create "engineered solutions" for our customers using the latest software and design tools available. An important part of the design process is listening to our customers and providing the products needed to maintain a competitive edge.

Mechanical Design: Creating a Solid Structure

Baldor's mechanical engineering team designs and tests structural features of components before a product is manufactured. Thermal modeling and finite element analysis allow our engineers to create the best possible design for a particular application.



Using "rapid prototyping" Baldor engineers are able to test designs before actual component tooling and production.

Electromagnetic Design: Predicting Performance

Electrical engineers perform a crucial step in the identification of electromagnetic trends. By modeling these traits, engineers are able to predict motor performance and characteristics. This saves both time and money for our customers and provides technologically advanced products. Often times, the most important characteristics are the ones the customer never sees.

Plant Location: Baldor Oshkosh, Oshkosh, Wisconsin, U.S.A.
Featured Products: This plant produces generators, from 1.3 kW to 200 kW, for portable and standby applications.


BALDOR
GENERATORS

Putting It to the Test

Before any new Baldor product is released, we put it to the test. Our design engineers work very closely with our test labs to monitor any performance, reliability, noise or vibration issues. Our labs are state-of-the-art and provide crucial performance data, assuring we deliver products that meet or exceed our customers' expectations.

Many of our designs are proprietary for a particular customer or application. Working directly with the customers allows Baldor to develop and test products specifically for their application, assuring satisfaction.



Baldor engineers evaluate testing of a new 1000 Hp WPII motor in Baldor's Charlotte plant.



Plant Location: Baldor Clarksville Gear, Clarksville, Arkansas, U.S.A. Featured Products: This plant produces worm gear speed reducers in nine case sizes with torque ratings to 22,000 in-lbs. Various size NEMA C-face input flanges in both quill, coupling and solid input shaft with single, double, or hollow bore output shafts. Ratio multipliers are available with NEMA C-face input and output in two sizes.



Plant Location: Commercial Motor Plant, Fort Smith, Arkansas, U.S.A.
Featured Products: This plant produces AC motors designed for general-purpose applications requiring low to medium starting torques in horsepower ratings from 1/6 through 2 Hp.

Plant Location: Baldor UK, Bristol, England
Featured Products: Our only plant outside the United States produces advanced motion controls. The plant works hand-in-hand with the Baldor Drives Center to provide world-class motion controls.

A Strong Future

Serving Our Customers

We serve a large number of industries including food processing, petrochemical, mining, pulp and paper, material handling, heating, ventilation and air conditioning, pumps, and many others. Customers depend on the variety and quality of Baldor products to keep their plants up and running, avoiding costly downtime.

The Shortest Lead-times in the Industry

Baldor has the industry's shortest lead-times on stock and custom motors – same day shipment for stock products and two weeks or less for custom motors.

We have maintained our finished inventory of products while many companies have cut back drastically. We believe this is a key competitive advantage. We also continue to improve the productivity of our plants and reduce the process time for an order to move through the manufacturing cycle. No competitor offers shorter lead-times on custom motors than Baldor!

New Customers, New Opportunities

New customers are critical for the growth of any company. In 2002, we focused on adding new customers and holding on to existing ones.

Our efforts resulted in over $32 million in sales from new customers. These new customers had not done business with Baldor in the past. As a result, we believe we increased market share and expect our business with these new customers to continue to grow in the future.

New Products Move Us Forward

In late 2002, we introduced several new products in two of the fastest growing parts of our business: motion control and generators. In the motion control part of the business, we recently introduced several new linear motors used in applications that require quick response and extreme accuracy. One such product is the new Hybrid Core linear motor. This new product provides high performance, fast acceleration, accurate positioning and is competitive with lower-performance technology such as ball screws and cog belts. We expect this new product to become a standard in the industry for linear motor technology.



Absolute precision and super clean environments offer many opportunities to apply a variety of Baldor motion control products. Our full line of rotary and linear products are innovative and perform with extreme reliability.

In addition, late in 2002, we introduced a breakthrough technology in the generator industry with a new product we call Opti-GEN®. This new generator takes advantage of our experience in power electronics technology from our drives business and combines it with our generators.


BALDOR
Opti GEN
ADJUSTABLE SPEED GENERATOR
BALDOR
Opti GEN

Opti-GEN® allows us to optimize the generator's engine capability for maximum power output, while maintaining the voltage and frequency required. This is a breakthrough innovation and a first in the generator industry.

Plant Location: Baldor Westville, Westville, Oklahoma, U.S.A.
Featured Products: Our Westville plant produces AC motors through 2 Hp, DC motors through 10 Hp, bench grinders and polishing lathes. They also produce Baldor's precise and compact AC servo motor line.


BALDOR

Positioned for Growth

We have a long history of growth in sales as shown in the chart below. Some of our best years of growth followed recession years. Our strategy of increasing investments in new products, new customers and employee and customer training, during recessions, rather than reducing them, has proven to be the right one in the past. With our strong balance sheet, experienced and capable workforce, diverse customer base, and broad product line, we have confidence in our continued success.

Three Decades of Solid Growth
Net Sales ($ millions)


$700
$600
$500
$400
$300
$200
$100
$0
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02



Plant Location: Southwestern Die Casting Co., Fort Smith, Arkansas, U.S.A.
Featured Products: This plant manufactures aluminum die cast component parts for a variety of Baldor motors. This ensures absolute quality control for many critical parts of a motor.



Plant Location: Baldor Linear Motion Products, Santa Clarita, California, U.S.A.
Featured Products: This plant produces linear motors and linear stages. These products are custom, and cover all motor technologies, including AC, DC, steppers, brushless and specialty designs.



Plant Location: Nupar Manufacturing Company, Claremore, Oklahoma, U.S.A. Featured Products: Nupar manufactures stamped metal parts for Baldor and other industrial firms in the U.S. and Mexico. Parts for Baldor include stator bands, rotating switches, stationary switches and nameplates.



Plant Location: Baldor St. Louis, St. Louis, Missouri, U.S.A. Featured Products: At Baldor's 200,000 square feet St. Louis stamping plant, high-speed stamping presses produce electrical grade steel laminations, which are integral parts of electric motor rotor and stator assemblies, as well as other stamped metal components.

Baldor offers the broadest line of motors, drives and generators in the industry.


POWR GARD
BALDOR



Eleven-Year Summary of Financial Data

	Net Sales	Cost Goods Sold	Net Earnings	Per Share Data Diluted Net Earnings	Basic Net Earnings	Dividends	Percent Return On Average Equity	Shareholders' Equity	Total Assets	Long-Term Obligations	Working Capital
2002	**$549,507**	**$396,815**	**$23,895**	**$0.69**	**$0.70**	**$0.52**	**8.9%**	**$274,598**	**$472,761**	**$105,285**	**$199,023**
2001	557,459	401,471	22,385	0.65	0.66	0.52	8.6%	262,485	457,527	98,673	173,638
2000	621,242	423,861	46,263	1.34	1.36	0.50	17.6%	260,845	464,978	99,832	174,803
1999	585,551	399,833	43,723	1.19	1.21	0.45	16.5%	266,109	423,941	56,305	183,956
1998	596,660	410,748	44,610	1.17	1.21	0.40	17.6%	264,292	411,926	57,015	176,126
1997	564,756	389,711	40,365	1.09	1.13	0.36	18.2%	243,434	355,889	27,929	141,268
1996	508,526	353,345	35,173	0.97	1.00	0.30	17.1%	200,325	325,486	45,027	146,975
1995	478,315	334,306	32,305	0.84	0.88	0.26	16.3%	211,377	313,462	25,255	145,069
1994	422,714	297,212	26,359	0.69	0.73	0.21	15.3%	184,262	283,155	26,303	118,550
1993	360,195	255,557	19,426	0.52	0.54	0.17	12.7%	160,539	237,950	22,474	108,601
1992	322,038	229,686	15,264	0.42	0.43	0.14	10.9%	145,226	211,941	23,209	97,343



Net Sales
600
500
400
300
200
100
0
MILLIONS
92 93 94 95 96 97 98 99 00 01 02



Dividends Per Share
.50
.45
.40
.35
.30
.25
.20
.15
.10
0
DOLLARS
92 93 94 95 96 97 98 99 00 01 02



Earnings Per Share (Diluted)
1.40
1.20
1.00
.80
.60
.40
.20
0
DOLLARS
92 93 94 95 96 97 98 99 00 01 02



Operating Margins
16
14
12
10
8
6
4
2
0
PERCENT
92 93 94 95 96 97 98 99 00 01 02


Total Assets
450
400
350
300
250
200
150
100
0
MILLIONS
92 93 94 95 96 97 98 99 00 01 02


Shareholders' Equity
300
250
200
150
100
50
0
MILLIONS
92 93 94 95 96 97 98 99 00 01 02


Long Term Debt to Total Capitalization
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
PERCENT
92 93 94 95 96 97 98 99 00 01 02


Research and Development
30
25
20
15
10
5
0
MILLIONS
92 93 94 95 96 97 98 99 00 01 02


Property, Plant and Equipment Additions
40
35
30
25
20
15
10
5
0
MILLIONS
92 93 94 95 96 97 98 99 00 01 02


Book Value Per Share
7
6
5
4
3
2
1
0
DOLLARS
92 93 94 95 96 97 98 99 00 01 02

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Summary

Continued difficult economic conditions and corresponding declines in customer orders resulted in decreased sales in 2002. However, improved operating efficiencies and cost containment initiatives resulted in improved operating and net margins. For the year, sales declined 1.4% from 2001. Gross and operating margins were 27.8% and 8.2%, respectively compared to 28.0% and 8.0% a year ago. Diluted earnings per share increased to $.69 from $.65 in 2001. Total dividends paid in 2002 remained at $.52 per share.

Net Sales

Baldor's 2002 sales were $549.5 million, falling 1.4% from 2001 sales of $557.5 million. Sales in 2000 were $621.2 million. For the years 2002, 2001, and 2000, sales to distributors and Original Equipment Manufacturer (OEM) customers remained at approximately 50% each. Baldor serves many industries and geographic regions by selling to a broad base of distributors and OEMs both domestically and in more than 60 countries around the world. No single customer accounted for more than 5% of sales in any year covered by this report.

Net Earnings

Net earnings in 2002 amounted to $23.9 million, advancing 6.7% from earnings of $22.4 million in 2001. Net earnings in 2000 were a record $46.3 million.

Gross margin dipped slightly to 27.8% in 2002 compared to 28.0% in 2001 and 31.8% in 2000. Although the Company's continued focus on improved efficiencies generated savings, the decline in sales resulted in a decreased gross margin. Operating margin, however, improved to 8.2% from 8.0% in 2001. The Company realized record operating margin of approximately 13.8% in 2000. Reductions in freight and warranty costs combined with the Company's overall fixed cost reduction initiatives contributed to improvement in the operating margin. Pre-tax margin was 6.9% for 2002 compared to 6.4% in 2001 and 11.9% in 2000. Decreases in interest rates on outstanding debt helped to move the pre-tax margin in a positive direction. The Company's effective tax rate amounted to 37.0% for 2002 and 2001and 37.5% in 2000.

International Operations

Sales from international operations (foreign affiliates and exports) amounted to $74.8 million in 2002, $78.1 million in 2001 and $85.6 million in 2000. Although the Company experienced sales declines of 4.2% in the international markets in 2002, sales for the fourth quarter of 2002 increased over the same period of 2001 in Europe, Australia, Mexico and the Far East.

Environmental Remediation

Management believes, based on their internal reviews and other factors, that the future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.

Financial Position

Summary

Baldor's financial position remained strong through 2002. The Company maintained its financial strength while continuing research and development for new and existing products, making capital investments in our manufacturing facilities, and continuing to invest in both our employees' and customers' education and training.

Investments

Baldor believes the investment in our employees through training and education is a key to continued success and improved shareholder value. The Company continues to be a leader not only in employee education, but also in customer training.

Investments in property, plant and equipment were $10.6 million in 2002, $19.4 million in 2001 and $22.6 million in 2000. These investments were made to centralize operations, increase capacity, and improve quality and productivity.

The Company's commitment to research and development continues to help it maintain a leadership position in the marketplace and to satisfy customers' needs. Investments in research and development amounted to $22.5 million in 2002, $24.4 million in 2001, and $25.0 million in 2000. The Company continues to make investments in existing products for improved performance, increased energy efficiency, and manufacturability.

Current Liquidity

Baldor's liquidity position remained strong in 2002 with solid working capital and a current ratio of 3.7 to 1. Working capital was $199.0 million at year-end 2002 compared to $173.6 million at the end of 2001. Liquidity was supported by cash flows from operations of $53.6 million in 2002, $38.3 million in 2001 and $46.4 million in 2000. The Company utilized a portion of its cash flows from operations to fund property, plant and equipment additions of $10.6 million and pay dividends to shareholders of $17.9 million.

The Company expects that its foreseeable cash needs for operations and capital expenditures will continue to be met through cash flows from operating activities and existing credit facilities.

Long-Term Debt and Shareholders' Equity

Long-term debt as a percent of total capital was 27.7% at year-end 2002 and 27.3% at year-end 2001. Baldor repurchased 121,300 shares of common stock during 2001. Of the 6.0 million shares authorized for repurchase since September 1998, 4.3 million had been repurchased as of December 28, 2002. An additional 1.5 million shares were repurchased on February 14, 2003 for cash of $26.7 million. Shareholders' equity was $274.6 million at year-end 2002 compared to $262.5 million at the end of 2001. Return on average shareholders' equity was 8.9% in 2002 and 8.6% in 2001.

Dividend Policy

Annual dividends per diluted share amounted to $.52 in 2002 and 2001, and $.50 in 2000. There have been three dividend increases in the last five years and 11 increases in the last 10 years. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant, and reinvesting to finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk

Market risks relating to the Company's operations result primarily from changes in commodity prices, interest rates and foreign exchange rates. To maintain stable pricing for its customers, the Company enters into various hedging transactions as described below.

The Company is a purchaser of certain commodities, primarily copper, aluminum and steel, and periodically utilizes commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting.

The Company's interest rate risk is related to its available-for-sale securities and long-term debt. Due to the short-term nature of the Company's securities portfolio, anticipated interest rate risk is not considered material. The Company's debt obligations include certain notes payable to banks bearing interest at a quarterly variable rate. The Company does not currently utilize derivatives for managing interest rate risk, but continues to monitor changes in market interest rates.

Foreign affiliates comprise less than 5% of total assets. The Company does not anticipate the use of derivatives for managing foreign currency risk, but continues to monitor the effects of foreign currency exchange rates.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. The new rules on accounting for goodwill and other intangible assets became effective for the Company beginning in the first quarter of 2002. The Company assessed its goodwill for impairment upon adoption and will test for impairment at least annually hereafter. The Company's transitional impairment test did not indicate any impairment losses. The Company's first annual test for impairment was completed during the fourth quarter of 2002 and did not indicate any impairment losses. Had the provisions of SFAS No. 142 been in effect during the years ended December 29, 2001 and December 30, 2000, an increase in net income of $1.1 million or $.03 per diluted share and $619,000 or $.02 per diluted share, respectively, would have been recorded.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective for the Company beginning December 30, 2001. The Company's adoption of SFAS No. 144 had no effect on its consolidated financial position, results of operations or cash flows as of the year ended December 28, 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Company is required to adopt SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The disclosure provisions of this Statement became effective for the Company as of the fourth quarter of 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" The Company was required to adopt the expanded disclosure requirements of SFAS No. 148 for the year ended December 28, 2002.

During 2002, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which become effective for the Company December 29, 2002.

Forward-looking Statements

This annual report and other written reports and oral statements made from time to time by the Company and its representatives may contain forward-looking statements. The forward-looking statements (generally identified by words or phrases indicating a projection or future expectation such as "outlook", "optimistic", "trends", "expect(s)", "assuming", "expectations", "forecasted", "estimates", "expected") are based on the Company's current expectations and some of them are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, but are not limited to, the following: (i) changes in economic conditions, (ii) developments or new initiatives by our competitors in the markets in which we compete, (iii) fluctuations in the costs of select raw materials, (iv) the success in increasing sales and maintaining or improving the operating margins of the Company, and (v) other factors including those identified in the Company's filings made from time to time with the Securities and Exchange Commission.

Consolidated Balance Sheets
Baldor Electric Company and Affiliates

ASSETS *(In thousands, except share data)*			December 28 2002	December 29 2001
CURRENT ASSETS:	Cash and cash equivalents		$ 24,515	$ 5,564
	Marketable securities		27,155	11,052
	Receivables, less allowances for doubtful accounts of $4,031 in 2002 and $4,600 in 2001.		83,630	83,182
	Inventories:	Finished products	78,044	83,919
		Work in process	9,927	10,155
		Raw materials	50,237	56,751
			138,208	150,825
		LIFO valuation adjustment	(25,068)	(24,604)
			113,140	126,221
	Other current assets and deferred income taxes		24,264	25,262
	TOTAL CURRENT ASSETS		272,704	251,281
OTHER ASSETS:	Goodwill		57,158	57,158
	Other		6,232	6,973
PROPERTY, PLANT AND EQUIPMENT:	Land and improvements		6,282	6,267
	Buildings and improvements		56,350	54,372
	Machinery and equipment		274,314	266,627
	Allowances for depreciation and amortization		(200,279)	(185,151)
	NET PROPERTY, PLANT AND EQUIPMENT		136,667	142,115
			$472,761	$457,527

LIABILITIES AND SHAREHOLDERS' EQUITY

		2002	2001
CURRENT LIABILITIES:	Accounts payable	$ 25,289	$ 28,830
	Employee compensation	7,526	5,997
	Profit sharing	5,279	5,102
	Accrued warranty costs	6,625	6,625
	Accrued insurance obligations	13,794	15,694
	Other accrued expenses	12,274	14,670
	Income taxes payable (receivable)	1,004	(1,046)
	Current maturities of long-term obligations	1,890	1,771
	TOTAL CURRENT LIABILITIES	73,681	77,643
LONG-TERM OBLIGATIONS		105,285	98,673
DEFERRED INCOME TAXES		19,197	18,726
SHAREHOLDERS' EQUITY:	Preferred stock, $.10 par value Authorized shares: 5,000,000 Issued and outstanding shares: None		
	Common Stock, $.10 par value Authorized shares: 150,000,000 Issued shares: 2002 - 39,693,091; 2001 - 39,411,473	3,969	3,941
	Additional capital	48,657	44,224
	Retained earnings	331,373	325,642
	Accumulated other comprehensive income (loss)	(4,880)	(8,164)
	Treasury stock (5,553,633 shares in 2002 and 5,493,053 shares in 2001)	(104,521)	(103,158)
	TOTAL SHAREHOLDERS' EQUITY	274,598	262,485
		$472,761	$457,527

See notes to consolidated financial statements.

Consolidated Statements of Earnings
Baldor Electric Company and Affiliates

(In thousands, except share data)		Year Ended December 28 2002	December 29 2001	December 30 2000
Net sales		**$ 549,507**	$ 557,459	$ 621,242
Other income, net		**1,383**	839	1,838
		550,890	558,298	623,080
Cost and expenses:	Cost of goods sold	**396,815**	401,471	423,861
	Selling and administrative	**107,407**	111,253	111,611
	Profit sharing	**5,285**	5,136	9,747
	Interest	**3,454**	4,906	3,840
		512,961	522,766	549,059
Earnings before income taxes		**37,929**	35,532	74,021
Income taxes		**14,034**	13,147	27,758
	NET EARNINGS	**$ 23,895**	$ 22,385	$ 46,263
Net earnings per share-basic		**$0.70**	$0.66	$1.36
Net earnings per share-diluted		**$0.69**	$0.65	$1.34
Weighted average shares outstanding-basic		**34,060,853**	33,896,164	33,980,529
Weighted average shares outstanding-diluted		**34,622,136**	34,505,550	34,570,328

See notes to consolidated financial statements.

Summary of Quarterly Results of Operations (unaudited)
Baldor Electric Company and Affiliates

(In thousands, except share data)		Quarter First	Second	Third	Fourth	Total
2002:	Net sales	**$133,510**	**$145,176**	**$134,890**	**$135,931**	**$549,507**
	Gross profit	**37,156**	**41,370**	**36,132**	**38,034**	**152,692**
	Net earnings	**5,428**	**7,195**	**5,172**	**6,100**	**23,895**
	Net earnings per share - basic	**0.16**	**0.21**	**0.15**	**0.18**	**0.70**
	*Net earnings per share - diluted	**0.16**	**0.21**	**0.15**	**0.18**	**0.69**
2001:	Net sales	$150,155	$146,668	$138,125	$122,511	$557,459
	Gross profit	42,610	41,793	39,048	32,537	155,988
	Net earnings	7,167	6,449	5,423	3,346	22,385
	Net earnings per share - basic	0.21	0.19	0.16	0.10	0.66
	*Net earnings per share - diluted	0.21	0.19	0.16	0.10	0.65

*The sum of the quarter amounts does not agree to the total due to rounding.

Consolidated Statements of Cash Flow
Baldor Electric Company and Affiliates

(In thousands)				Year ended December 28 2002	December 29 2001	December 30 2000
Operating activities:	Net earnings			**$23,895**	$22,385	$46,263
	Adjustments to reconcile net earnings to net cash from operating activities:	Depreciation		**17,595**	17,348	17,727
		Amortization		**1,410**	3,331	2,111
		Deferred income taxes		**4,435**	1,800	3,690
		Changes in operating assets and liabilities:	Receivables	**(448)**	17,312	(65)
			Inventories	**13,081**	(5,270)	(10,888)
			Other current assets	**452**	1,586	(481)
			Accounts payable	**(3,541)**	2,017	(2,621)
			Accrued expenses and other liabilities	**(2,590)**	(6,629)	(3,514)
			Income taxes	**(951)**	(6,187)	(1,715)
			Other, net	**236**	(9,443)	(4,154)
	Net cash from operating activities			**53,574**	38,250	46,353
Investing activities:	Additions to property, plant and equipment			**(10,556)**	(19,361)	(22,577)
	Marketable securities purchased			**(32,014)**	(7,941)	(4,597)
	Marketable securities sold			**16,045**	6,125	26,266
	Acquisitions (net of cash acquired)			**0**	(925)	(40,272)
	Net cash used in investing activities			**(26,525)**	(22,102)	(41,180)
Financing activities:	Additional long-term obligations			**14,000**	65,500	41,362
	Reduction of long-term obligations			**(7,268)**	(65,529)	(2,605)
	Unexpended debt proceeds			**3**	7	(7)
	Dividends paid			**(17,931)**	(17,641)	(16,910)
	Common stock repurchased			**0**	(2,337)	(35,311)
	Stock option plans			**3,098**	3,548	2,063
	Net cash used in financing activities			**(8,098)**	(16,452)	(11,408)
Net increase (decrease) in cash and cash equivalents				**18,951**	(304)	(6,235)
Beginning cash and cash equivalents				**5,564**	5,868	12,103
Ending cash and cash equivalents				**$24,515**	$ 5,564	$ 5,868

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Baldor Electric Company and Affiliates

(In thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at cost)	Total
BALANCE AT JANUARY 2, 2000	35,592	$3,872	$34,971	$291,741	$(2,676)	$(61,799)	$266,109
Comprehensive income							
Net earnings				46,263			46,263
Other comprehensive income (loss)							
Securities valuation adjustment, net of taxes of $158					263		263
Translation adjustments					(1,453)		(1,453)
Total other comprehensive income (loss)							(1,190)
Total comprehensive income							$45,073
Stock option plans (net of shares exchanged)	234	30	3,275			(1,242)	2,063
Cash dividends at $.50 per share				(16,910)			(16,910)
Common stock repurchased	(2,057)		(222)			(35,089)	(35,311)
Other				(179)			(179)
BALANCE AT DECEMBER 30, 2000	33,769	$3,902	$38,024	$320,915	$(3,866)	$(98,130)	$260,845
Comprehensive income							
Net earnings				22,385			22,385
Other comprehensive income (loss)							
Securities valuation adjustment, net of taxes of $37					61		61
Translation adjustments					(2,999)		(2,999)
Derivative unrealized loss, net of tax benefit of $870					(1,360)		(1,360)
Total other comprehensive income (loss)							(4,298)
Total comprehensive income							$18,087
Stock option plans (net of shares exchanged)	270	39	6,200			(2,691)	3,548
Cash dividends at $.52 per share				(17,641)			(17,641)
Common stock repurchased	(121)					(2,337)	(2,337)
Other				(17)			(17)
BALANCE AT DECEMBER 29, 2001	33,918	$3,941	$44,224	$325,642	$(8,164)	$(103,158)	$262,485
Comprehensive income							
Net earnings				23,895			23,895
Other comprehensive income							
Securities valuation adjustment, net of taxes of $51					85		85
Translation adjustments					1,900		1,900
Derivative unrealized gain, net of taxes of $831					1,299		1,299
Total other comprehensive income							3,284
Total comprehensive income							$27,179
Stock option plans (net of shares exchanged)	221	28	4,433			(1,363)	3,098
Cash dividends at $.52 per share				(17,931)			(17,931)
Other				(233)			(233)
BALANCE AT DECEMBER 28, 2002	34,139	$3,969	$48,657	$331,373	$(4,880)	$(104,521)	$274,598

See notes to consolidated financial statements.

NOTE A
SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one industry segment that includes the design, manufacture and sale of electric motors, drives and generators.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal years 2002, 2001 and 2000 contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in Accumulated Other Comprehensive Income. Realized gains, realized losses and declines in value, judged to be other than temporary, are included in Other Income. The cost of securities sold is based on the specific identification method and interest earned is included in Other Income.

Accounts Receivable: Trade receivables are recorded in the balance sheet at outstanding principal, adjusted for charge-offs and allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on historical losses and current conditions.

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $16,461,000 in 2002 and $19,412,000 in 2001, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $19.7 million and $18.3 million, net of accumulated amortization, at December 28, 2002 and December 29, 2001, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years.

Fair Value of Financial Instruments: The Company's methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at December 28, 2002 and December 29, 2001. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at December 28, 2002 and December 29, 2001, due to the short-term maturities of these instruments.

Goodwill: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" effective December 30, 2001. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed for impairment on an annual basis.

Long-Lived Assets: Impairment losses are recognized on long-lived assets when information indicates the carrying amount of these assets, intangibles and any goodwill related to long-lived assets will not be recovered through future operations or sale.

Benefit Plans: The Company has a profit-sharing plan covering most employees with more than two years of service. The Company contributes 12% of earnings before income taxes of participating companies to the Plan.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $22,484,000 in 2002, $24,415,000 in 2001, and $24,987,000 in 2000.

Derivatives: The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If the derivative is a cash flow hedge, changes in the fair value are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. If a hedge transaction is terminated, any unrealized gain (loss) at the date of termination is carried in other comprehensive income (loss) until the hedged item is recognized as earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings in the period of change.

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to $22,391,000 in 2002, $22,516,000 in 2001, and $23,986,000 in 2000.

Stock-Based Compensation: The Company has certain stock-based employee compensation plans, which are described more fully in Note K. In accounting for these plans, the Company applies the intrinsic value method permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations.

SFAS No. 123 requires pro forma disclosure of the effects on net income and earnings per share when applying the fair value method of valuing stock-based compensation. The following table sets forth the pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model. For purposes of this disclosure, the estimated fair value of the options is amortized over the applicable compensatory periods.

Pro Forma Information *(in thousands except share data)*

	Basic	Diluted
2002		
Net income, as reported		**$23,895**
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		**(581)**
Pro forma net income		**$23,314**
Earnings per share:	**Basic**	**Diluted**
Reported	$0.70	$0.69
Pro forma	$0.68	$0.67
2001		
Net income, as reported		$22,385
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		(1,079)
Pro forma net income		$21,306
Earnings per share:	**Basic**	**Diluted**
Reported	$0.66	$0.65
Pro forma	$0.63	$0.62
2000		
Net income, as reported		$46,263
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		(1,215)
Pro forma net income		$45,048
Earnings per share:	**Basic**	**Diluted**
Reported	$1.36	$1.34
Pro forma	$1.33	$1.31

Revenue Recognition: The Company recognizes revenue from product sales when product is shipped and title passes to customers.

Earnings Per Share: The Company's presentation of financial results includes both basic earnings per share and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes all dilutive common stock equivalents.

Foreign Currency Translation: Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in Accumulated Other Comprehensive Income (Loss) in Shareholders' Equity.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. The changes in the carrying amount of product warranty reserves for the year ended December 28, 2002 is as follows:

Balance at December 29, 2001	Charges to Costs and Expenses	Deductions	Balance at December 28, 2002
$6,625	$2,804	$(2,804)	$6,625

Amounts included in selling and administrative costs amounted to $2,804,000 in 2002, $3,296,000 in 2001, and $3,349,000 in 2000.

NOTE B
LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)	**2002**	2001
Industrial Development Bonds:		
Due through 2010 at variable rates ranging from 1.6% to 5.5%	**$ 8,155**	$ 9,915
Notes payable to banks:		
Due October 25, 2004 at 4.97% fixed rate	**25,000**	25,000
Due March 31, 2003 at 2.17% variable rate	**12,000**	0
Due January 4, 2002 at 2.58% variable rate	**0**	500
Due July 31, 2003 at 2.18% variable rate	**15,000**	13,000
Due March 15, 2003 at 2.48% variable rate	**47,000**	52,000
Due November 1, 2004 at 10.16% fixed rate	**20**	29
	107,175	100,444
Less current maturities	**1,890**	1,771
	$105,285	$ 98,673

Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $3,519,000 at December 28, 2002.

Maturities of long-term obligations during each of the five fiscal years ending 2007 are; 2003 - $1,890,000; 2004 - $99,820,000; 2005 - $0; 2006 - $0, 2007 and thereafter - $5,465,000.

Certain long-term obligations require that the Company maintain various financial ratios. These ratios were all met for 2002 and 2001. At December 28, 2002, the Company had outstanding letters of credit totaling $7,497,000.

Interest paid was $3,312,000 in 2002, $5,172,000 in 2001, and $2,899,000 in 2000.

The Company has a note payable to bank of $47,000,000, which is secured by the Company's accounts receivable. This note was renewed March 5, 2003 with a maturity date of March 13, 2005.

The Company has negotiated commitments to renew notes payable to banks of $15,000,000 and $12,000,000 on or before their due dates.

NOTE C MARKETABLE SECURITIES

Baldor currently invests in only high-quality, short-term investments, which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at December 28, 2002 and December 29, 2001 are not material and are included in Accumulated Other Comprehensive Income. Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investments by category:

(In thousands)	**2002**	2001
Municipal debt securities	**$21,690**	$ 9,924
U.S. corporate debt securities	**8,096**	0
U.S. Treasury & agency securities	**1,918**	1,128
Other debt securities	**14,665**	611
	46,369	11,663
Less cash equivalents	**19,214**	611
	$27,155	$11,052

The estimated fair value of marketable debt and equity securities at December 28, 2002 was $21,007,000 due in one year or less, $23,377,000 due in one to five years and $1,985,000 due after five years. Because of the short-term nature of the investments, expected maturities and contractual maturities are generally the same.

NOTE D INCOME TAXES

The Company made income tax payments of $10,174,000 in 2002, $16,065,000 in 2001, and $25,775,000 in 2000. Income tax expense consists of the following:

(In thousands)	**2002**	2001	2000
Current:			
Federal	**$ 8,829**	$10,398	$21,626
State	**1,283**	1,483	1,932
Foreign	**(513)**	(534)	510
Deferred:	**4,435**	1,800	3,690
	$14,034	$13,147	$27,758

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**3.2%**	2.7%	2.1%
Other	**(1.2%)**	(0.7%)	0.4%
Effective income tax rate	**37.0%**	37.0%	37.5%

The principal components of deferred tax assets (liabilities) follow:

	2002	2001
Property, plant, equipment and intangibles	**$(20,675)**	$(18,726)
Accrued liabilities	**5,652**	5,428
Employee compensation and benefits	**850**	1,746
Total deferred tax liabilities	**$(14,173)**	$(11,552)

NOTE E FINANCIAL DERIVATIVES

Hedging of Copper and Aluminum Requirements

Periodically, the Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation and are recorded using hedge accounting. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

The Company had derivative balances related to cash flow hedges, with a fair value liability of $99,000 and $1.4 million recorded as a reduction in other current assets as of December 28, 2002 and December 29, 2001, respectively.

The amount recognized in cost of sales on cash flow hedges amounted to approximately $1.8 million and $1.4 million in 2002 and 2001, respectively. The Company expects that after-tax losses, totaling approximately $61,000 recorded in accumulated other comprehensive income (loss) at December 28, 2002, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

The cumulative effect of adoption of SFAS No. 133 on December 31, 2000 did not have a material effect on the consolidated financial statements of the Company.

NOTE F SHAREHOLDERS' EQUITY

Shareholder Rights Plan

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Company's common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan.

A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of the Company's outstanding common stock and in certain events thereafter.

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders' equity, at December 28, 2002, December 29, 2001, and December 30, 2000, are as follows:

	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 30, 2000	$ 35	$ 0	$(3,901)	$(3,866)
Net change 2001	61	(1,360)	(2,999)	(4,298)
Balance at December 29, 2001	96	(1,360)	(6,900)	(8,164)
Net change 2002	85	1,299	1,900	3,284
Balance at December 28, 2002	$181	$ (61)	$(5,000)	$(4,880)

NOTE G COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings and other equipment under operating lease agreements. Related rental expense was $5,800,000 in 2002, $5,100,000 in 2001 and $5,400,000 in 2000. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2003 - $4,332,000; 2004 - $3,615,000; 2005 - $3,049,000; 2006 - $1,256,000; and 2007 - $1,204,000.

Legal Proceedings

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company's financial position or results of operations.

NOTE H ACQUISITIONS

On November 27, 2000, the Company acquired Pow'R Gard Generator Corporation for cash in the amount of $40 million. The acquisition has been accounted for as a purchase. Prior to December 30, 2001, goodwill associated with the acquisition was being amortized on a straight-line basis over 40 years. Pow'R Gard's results of operations for the year ended December 30, 2000 were not material to the Company's consolidated financial statements. Accordingly, pro forma information has not been presented. The Company's consolidated financial statements include the results of operations and the assets and liabilities of Pow'R Gard after November 27, 2000.

NOTE I FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)	**2002**	2001	2000
Net Sales:			
United States Companies			
Domestic customers	**$474,729**	$479,362	$534,796
Export customers	**36,792**	38,445	39,054
	511,521	517,807	573,850
Foreign Affiliates	**37,986**	39,652	47,378
	$549,507	$557,459	$621,228
Earnings Before Income Taxes:			
United States Companies	**$ 38,524**	$ 37,220	$ 71,462
Foreign Affiliates	**(595)**	(1,688)	2,559
	$ 37,929	$ 35,532	$ 74,021
Assets:			
United States Companies	**$455,699**	$439,445	$444,907
Foreign Affiliates	**17,062**	18,082	20,071
	$472,761	$457,527	$464,978

NOTE J EARNINGS PER SHARE

The table below details earnings per share for the years indicated:

	2002	2001	2000
Numerator Reconciliation:			
The numerator is the same for diluted and basic EPS:			
Net earnings *(in thousands)*	**$23,895**	$22,385	$46,263
Denominator Reconciliation:			
The denominator for basic earnings per share:			
Weighted average shares	**34,060,853**	33,896,164	33,980,529
Effect of dilutive securities:			
Stock options	**561,283**	609,386	589,799
The denominator for diluted earnings per share:			
Adjusted weighted average shares	**34,622,136**	34,505,550	34,570,328
Basic Earnings Per Share	**$0.70**	$0.66	$1.36
Diluted Earnings Per Share	**$0.69**	$0.65	$1.34

NOTE K STOCK PLANS

At December 28, 2002 the Company had various stock plans. Grants can and have included: (1) incentive stock options to purchase shares at market value at grant date, and/or (2) non-qualified stock options to purchase shares of restricted stock equal to and less than the stock's market value at grant date. Grants from the 1990 Plan expire six years from the grant date. All other grants expire ten years from the date of grant. The 1987, 1989, and 1996 Plans have expired except for options outstanding. A summary of the Company's stock plans follows.

1990 Plan – Only non-qualified options can be granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income.

1987 and 1994 Plans – Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the applicable compensatory period.

1989, 1996 and 2001 Plans – Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options are immediately exercisable. Related compensation expense on the options granted at 50% of market is amortized over the applicable compensatory period.

Plan	Type	Administrator	Recipients	Status
1987	Compensatory	Stock Option Committee	Employees	Expired
1989	Compensatory	Executive Committee	Non-employee directors	Expired
1990	**Non-compensatory**	**Stock Option Committee**	**District Managers**	**Active**
1994	**Compensatory**	**Stock Option Committee**	**Employees**	**Active**
1996	Compensatory	Executive Committee	Non-employee directors	Expired
2001	**Compensatory**	**Executive Committee**	**Non-employee directors**	**Active**

A summary of the Company's weighted average variables, using the Black-Scholes option pricing model, and stock option activity for fiscal years 2002, 2001, and 2000 follows.

		2002		2001		2000
Weighted Average Variables						
Volatility		**2.5%**		3.5%		3.6%
Risk-free interest rates		**5.0%**		5.1%		6.6%
Dividend yields		**2.4%**		2.4%		2.8%
Expected option life		**7.6 years**		6.9 years		7.0 years
Remaining contractual life		**5.2 years**		5.7 years		5.9 years
Fair value per share price granted during year						
At market price		**$3.08**		$2.94		$3.56
At less than market price		**$9.04**		$8.09		$5.59
Stock Option Activity	**Shares**	**Weighted Average Price/Share**	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share
Total options outstanding						
Beginning Balance	2,601,234	$16.62	2,669,899	$15.67	2,710,817	$14.85
Granted	233,300	19.17	398,500	19.72	358,833	16.13
Exercised	(281,618)	14.65	(390,945)	12.69	(298,020)	8.02
Canceled	(53,126)	19.86	(76,220)	19.86	(101,731)	17.93
Ending Balance	2,499,790	17.26	2,601,234	16.62	2,669,899	15.67
Shares authorized for grant	8,141,600		12,191,600		11,991,600	
Shares exercisable, at year end	2,110,490	16.74	2,083,384	15.88	2,135,299	14.56
Shares reserved for future grants, at year end	1,793,381		1,973,555		2,128,435	

NOTE L RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. The new rules on accounting for goodwill and other intangible assets became effective for the Company beginning in the first quarter of 2002. The Company's transitional impairment test did not indicate any impairment losses. The Company's first annual test for impairment was completed during the fourth quarter of 2002 and did not indicate any impairment losses.

Pro Forma Information *(in thousands except share data)*

	2002	2001	2000
Net Income, as reported	**$23,895**	$22,385	$46,263
Goodwill amortization	**0**	1,120	619
Adjusted net income	**$23,895**	$23,505	$46,882
EPS - Basic:			
Reported	**$0.70**	$0.66	$1.36
Adjusted	**$0.70**	$0.69	$1.38
EPS - Diluted:			
Reported	**$0.69**	$0.65	$1.34
Adjusted	**$0.69**	$0.68	$1.36

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which became effective for the Company beginning December 30, 2001. The Company's adoption of SFAS No. 144 had no effect on its consolidated financial position, results of operations, or cash flows for the year ended December 28, 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Company is required to adopt SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The disclosure provisions of this Statement are effective for the Company as of the fourth quarter of 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." The Company adopted the expanded disclosure requirements of SFAS No. 148 for the year ended December 28, 2002.

During 2002, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which become effective for the Company December 29, 2002.

NOTE M SUBSEQUENT EVENTS

On February 13, 2003, the Company acquired Energy Dynamics, Inc. ("EDI") for cash. EDI is a designer, assembler, and marketer of industrial generator sets. EDI's annual sales amounted to approximately $8 million in 2002.

On February 14, 2003, pursuant to the Company's stock repurchase plan, the Company repurchased 1.5 million shares of its common stock for cash in the amount of $26.7 million.

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of December 28, 2002 and December 29, 2001, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at December 28, 2002 and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, effective December 30, 2001, Baldor Electric Company changed its method of accounting for goodwill and identifiable assets with indefinite lives.

Ernst + Young LLP

Little Rock, Arkansas
January 31, 2003
Except for Note B and Note M,
as to which the date is March 5, 2003

Report of Management on Responsibility for Financial Reporting

Baldor management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying informed judgments and estimates where appropriate.

Baldor maintains a system of internal accounting controls that provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Director of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

Ernst & Young LLP, independent certified public accountants, have audited Baldor's financial statements. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

R. S. BOREHAM, JR.
Chairman of the Board

JOHN McFARLAND
President and Chief Executive Officer

RONALD E. TUCKER
Chief Financial Officer and Secretary

Shareholder Information

Dividends Paid

There have been three dividend increases in the last five years and 11 increases in the last 10 years.

	2002	2001	2000
1st quarter	$0.13	$0.13	$0.12
2nd quarter	0.13	0.13	0.12
3rd quarter	0.13	0.13	0.13
4th quarter	0.13	0.13	0.13
Year	$0.52	$0.52	$0.50

Common stock price range

	2002		2001	
	HIGH	LOW	HIGH	LOW
1st quarter	$23.33	$20.25	$23.25	$19.50
2nd quarter	25.24	21.75	25.15	20.00
3rd quarter	25.20	17.85	22.58	18.00
4th quarter	20.86	17.30	21.50	18.81

Shareholders

At December 28, 2002, there were 4,902 shareholders of record including employee shareholders through participation in the benefit plans.

Shareholders' Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 10:30 a.m., Saturday, May 3, 2003, at the Fort Smith Convention Center in Fort Smith, Arkansas.

Independent auditors
Ernst & Young LLP
425 West Capitol - Suite 3600
Little Rock, Arkansas 72201

General counsel
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101-1693

Ticker
The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Annual Report on Form 10-K
Baldor's Form 10-K report is filed with the Securities and Exchange Commission and the NYSE. Copies of the Form 10-K are available, without charge, by submitting a written request to Baldor's Investor Relations Department at the address under shareholder inquiries. The Form 10-K report can also be viewed at Baldor's Corporate website. Please refer to the contact information under Shareholder Inquiries.

Shareholder inquiries
To request additional copies of the Annual Report to Shareholders, or other materials and information about Baldor Electric Company, please contact us at:
Baldor Electric Company
Attn: Investor Relations
P. O. Box 2400
Fort Smith, Arkansas 72902
Phone: (479) 646-4711
Fax: (479) 648-5752
Internet: www.baldor.com

Transfer agent and registrar
Continental Stock Transfer & Trust Company
17 Battery Place - Floor 8
New York, New York 10004
(800) 509-5586
212-509-4000 or 212-845-3200
Fax: 212-509-5150
www.continentalstock.com


PRINTED WITH SOY INK


This annual report is printed on recycled paper using soy-based inks.

Officers

Roland S. Boreham, Jr.
Chairman

John A. McFarland
President and Chief Executive Officer

Ronald E. Tucker
Chief Financial Officer and Secretary

Randall P. Breaux
Vice President - Marketing

Roger V. Bullock
Vice President - Drives

Randy L. Colip
Vice President - Sales

Charles H. Cramer
Vice President - Human Resources

Gene J. Hagedorn
Vice President – Materials

Jeffrey R. Hubert
Vice President - Sales

Terry B. King
Vice President - Linear Motors and Generators

Tracy L. Long
Treasurer and Assistant Secretary

Randal G. Waltman
Vice President - Operations

Board of Directors

Roland S. Boreham, Jr.
Chairman
Chairman of the Board since 1981
Former Chief Executive Officer
Director since 1961
Officer since 1961
Chairman - Executive Committee

John A. McFarland
President and Chief Executive Officer
Director since 1996
Officer since 1990
Member - Executive Committee

Jefferson W. Asher, Jr.
Independent Management Consultant
Director since 1973
Chairman - Audit Committee
Member - Nominating Committee

Merlin J. Augustine, Jr.
Assistant Vice Chancellor for Finance and Administration and Director of Customer Relations at the University of Arkansas in Fayetteville
Director since 2000
Chairman - Compensation Committee
Member - Stock Option Committee

Richard E. Jaudes
Partner, Thompson Coburn LLP, Attorneys at Law
Director since 1999
Member - Nominating Committee

Robert J. Messey
Senior Vice President and Chief Financial Officer of Arch Coal, Inc. (NYSE)
Director since 1993
Chairman - Stock Option Committee
Member - Audit Committee

Robert L. Proost
Financial Consultant and Lawyer
Director since 1988
Member - Audit Committee
Member - Compensation Committee

R. L. Qualls
Former Chief Executive Officer
Officer from 1986 through 2000
Director since 1987
Member - Executive Committee

Barry K. Rogstad
Former President of the American Business Conference
Director since 2001
Member - Compensation Committee
Member - Stock Option Committee

In Memory



Fred C. Ballman
August 8, 1912–July 29, 2002

Fred C. Ballman, Baldor's President from 1960 to 1975 and Chairman from 1975 to 1981, passed away in July of 2002.

The son of Baldor's founder, Mr. E. C. Ballman, Fred Ballman graduated from Washington University in St. Louis, Missouri in 1935 with a B. S. degree in Chemical Engineering. He joined Baldor in St. Louis shortly thereafter as a temporary employee. In the 1950s he was appointed Baldor's Chief Engineer and was instrumental in Baldor's move to Fort Smith in 1956 and served as the plant's first manager.

He became President and CEO in 1960 and served Baldor in this capacity until 1975. In addition, he served as a Baldor Director from 1944 to 1982 and again from 1992 to 2001 and was an Emeritus Director since 2001.

Fred was a very principled and ethical person and perpetuated the integrity that Baldor is known for today. Baldor people held Fred in the highest esteem and we will miss him.

Mission Statement

To be the best (as determined by our customers) marketers, designers and manufacturers of electric motors, drives and generators.


BALDOR
POW-R GARD

BALDOR
Electric Company

Electric Motors, Drives and Generators

P.O. Box 2400
Fort Smith, Arkansas 72902
www.baldor.com